
OPERATING AGREEMENT
of
AGAINST SUNRISE, LLC
a Kentucky Limited Liability Company


This Operating Agreement (this "Agreement") is made effective as of the 16th day of Feb , 2023 (the "Effective Date") by and among those parties who are signatories to this Agreement, as Members of **Against Sunrise, LLC**, a Kentucky limited liability company (hereinafter referred to as the "**Company**"). The parties hereto enter into this Agreement as the Company's and their binding operating agreement for all purposes permitted under Kentucky law.

WHEREAS, the parties have agreed to organize and operate a limited liability company in accordance with the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, for good and valuable consideration, the parties, intending legally to be bound, agree as follows:

1. **Defined Terms**. For clarity and readability, this Agreement includes several terms which are specifically defined and are capitalized in the text of this Agreement. Attached hereto as Exhibit A is a list of defined terms which shall have the meanings specified therein. Other defined terms which are not listed in *Exhibit A* are specifically defined in the text of this Agreement.

2. **Formation and Name: Office; Purpose; Term.**

2.1. <u>Organization</u>. The Class A Member, Filmsmith Productions, LLC, has caused a limited liability company to be organized pursuant to the Law and the provisions of this Agreement and, for that purpose, has executed and filed Articles of Organization with the Secretary of State of the Commonwealth of Kentucky.

2.2. <u>Name of the Company</u>. The name of the Company shall be "Against Sunrise, LLC". The Company may do business under that name and under any other name or names that the Managers select. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company shall file a certificate with the Secretary of State as required by the Law.

2.3. <u>Purpose</u>. The Company was organized to do any activity that is lawful under the Law. However, it is anticipated that the sole purpose of the Company will be to finance and produce a motion picture currently entitled "Land Lord" (the "Picture"), to market, arrange for distribution, and otherwise exploit rights therein in all manner and media, including theatrical, non-theatrical, free and cable television, pay-per-view and home video, and to do any and all things necessary, convenient, or incidental to those purposes.

2.4. <u>Term</u>. The term of the Company began upon the filing of Articles of Organization with the Secretary of State and shall continue unless its existence is sooner terminated pursuant to Section 7 of this Agreement.

2.5. Principal Office. The principal executive office of the Company shall be located at 4508 South 6th Street, Louisville, Kentucky 40214, or at such other place as the Managers may from time to time designate in a written notice to the Members. In addition, the Company may maintain such other offices at any other place, as the Managers may deem advisable.

2.6. Members. The name, present mailing address, taxpayer identification number, and Percentage of each Member are set forth in the confidential records of the Company and each Member's Membership Interest Purchase Agreement.

2.7. <u>Certificates and Units of Membership Interest</u>. A Member's Interest in the Company may be represented by a Certificate of Membership and shall be represented by units of Membership Interest, consisting of units from Class A, Class B, and Class C. There will be a minimum of 200 and a maximum of 510 units for Class A (the "Class A Units"). There will be a minimum of 200 and a maximum of 510 units for Class B members and Class C members (the "Class B Units" and "Class C Units") (unless the maximum number of units is increased by the Managers). Class C will consist of a minimum 500 and a maximum 1230 fractional units, with each fractional unit making up .1 of a whole unit (the "Class C Units"). The number of Class A Units to be equal to the total number of Class B Units and Class C Units issued. Class B Members shall have limited voting rights, as more fully set forth herein below. Class C Members shall not have individual voting rights. Voting rights of Class C Members shall be represented by the votes from the Class C Lead Investor. The Class C Lead Investor shall vote on all matters Class B Members are eligible to vote. Further fractional, proportionate or less than whole units may be issued. The exact contents of a Certificate of Membership shall be determined by the Managers.

3. **Members; Capital; Capital Accounts.**

3.1. <u>Class A Member Capital Contribution</u>. Upon the execution of this Agreement, the Class A Member shall be deemed to have automatically contributed to the Company (i) any and all agreements which the Class A Member entered into in connection with the Picture or on behalf of the Company; (ii) any and all rights which the Class A Member may have duly acquired in relation to the Picture, including without limitation, any and all rights to the script entitled "Land Lord"; (iii) any and all other property or rights which the Class A Member owns in relation to the Picture; and (iv) their respective services rendered on behalf of the Company prior to the date of formation.

3.2. <u>Class B Member Capital Contributions</u>.

3.2.1. Class B Members have contributed in cash the amount of capital as reflected in the confidential records of the Company and each Member's Membership Interest Purchase Agreement ("Capital Contributions"), which Capital Contributions have resulted in the issuance of the number of Class B Units of Membership Interest and Percentages held by and set opposite the name of each Class B Member in the confidential records of the Company and each Member's Membership Interest Purchase Agreement.

3.2.2. Except as provided for in this Agreement, no Class B Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.2.3. Class B membership interests in the Company have been sold to Purchasers in the amount of 102 Class B Units. Class B membership interests in the Company continue to be sold to Purchasers, contemporaneously with the sale of Class C membership interests, in the maximum amount of $285,000 (unless such maximum is increased by the Managers).

3.3 Class C Member Capital Contribution

3.3.1. Class C Members have initially contributed in cash the amount of capital as reflected in the confidential records of the Company and each Member's Membership Interest Purchase Agreement ("Capital Contributions"), which Capital Contributions have resulted in the issuance of the number of Class C Units of Membership Interest and Percentages held by and set opposite the name of each Class C Member in the confidential records of the Company and each Member's Membership Interest Purchase Agreement.

3.3.2. Except as provided for in this Agreement, no Class C Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.3.3. Class C membership interests in the Company are being sold to Purchasers, contemporaneously with the sale of Class B membership interests, in the minimum amount of $50,000 (the "Minimum Amount") and maximum amount of $123,000 (unless such maximum is increased by the Managers).

3.3.4 Early Bird Contributions. Individuals who make capital contributions and buy Class C Units of Membership through WeFunder are eligible for a potential return of One Hundred Fifteen Percent (115%) of their aggregate Capital Contributions as opposed to the standard potential return of One Hundred Ten Percent (110%) of their aggregate Capital Contributions given to the Class C Members. To be eligible for such return, fractional units purchased must be made through WeFunder and the capital contribution must be part of the initial One Hundred Thousand Dollars ($100,000.00) raised from the sale of Class C Units through WeFunder. Class C Units purchased after the initial One Hundred Thousand Dollars ($100,000.00) in Capital Contributions will be eligible for a potential return of One Hundred Ten Percent (110%) of the aggregate Capital Contribution.

3.4. No Interest on Capital Contributions. Economic Interest Holders shall not be paid interest on their Capital Contributions.

3.5. Return of Capital Contributions. Except as otherwise provided in this Agreement, no Economic Interest Holder shall have the right to receive any return of any Capital Contribution.

3.6. Form of Return of Capital. If an Economic Interest Holder is entitled to receive a return of a Capital Contribution, the Economic Interest Holder shall not have the right to receive anything but cash in return of the Economic Interest Holder's Capital Contribution.

3.7. <u>Capital Accounts</u>. A separate Capital Account in the Company's Escrow Account shall be maintained for each Economic Interest Holder.

3.8. <u>Loans</u>. Any Member may, at any time, make or cause a loan to be made to the Company in any amount and on such terms as shall be approved by the Manager. A Manager, may, at any time, make or cause a loan to be made to the Company in any amount and on such terms as approved by the Manager.

4. Profit, Loss, and Distributions.

4.1. Distributions of Adjusted Gross Proceeds and Net Proceeds; Allocations of Profit or Loss.

4.1.1. Allocation of Profit or Loss. After giving effect to the special allocations set forth in Section 4.2, for any taxable year of the Company, Profit or Loss shall be allocated to the Economic Interest Holders, pari passu, as follows:

4.1.1.1. Prior to the return to the Class B Members, and Class C Members who purchased Membership Units in accordance with Section 3.3.4, of One Hundred Fifteen Percent (115%) and all other Class C Members, of One Hundred Ten Percent (110%) of their aggregate Capital Contributions, Profit or Loss shall be allocated One Hundred Percent (100%) to the Class B Members and Class C Members based on the percentage that his or her Capital Account bears to the aggregate Capital Accounts of all Class B Members and Class C Members..

4.1.1.2. After the return to the Class B Members, and Class C Members who purchased Membership Units in accordance with Section 3.3.4, of One Hundred Fifteen Percent (115%) and all other Class C Members, of One Hundred Ten Percent (110%) of their aggregate Capital Contributions, Profit or Loss shall be allocated Fifty Percent (50%) to the Class A Members and Fifty Percent (50%) to the Class B Members and Class C Members (Collectively the "Investor Pool") based on the percentage that his or her Capital Account bears to the aggregate Capital Accounts of all Class B Members and Class C Members.

4.1.1.3. With each Class of Membership, each Member shall be allocated their respective percentage interest of Profit or Loss. The percentage interest of the Class A Member shall be the percentage indicated in the confidential records of the Company and each Member's Membership Interest Purchase Agreement. As amongst the Class B Members and Class C Members, the percentage interest of each Class B Member and Class C Member shall be the percentage that his or her Capital Account bears to the aggregate Capital Accounts of the Investor Pool (Class B Members and Class C Members).

4.1.2. Distribution of Gross Proceeds, Adjusted Gross Proceeds and Net Proceeds. Adjusted Gross Proceeds and Net Proceeds shall be distributed to the Economic Interest Holders in the following order of priority:

4.1.2.1. Subject to the Regulatory Allocations attached hereto as Exhibit B, Gross Proceeds and Adjusted Gross Proceeds shall be distributed as set forth in the Waterfall attached hereto as Exhibit C and incorporated herein by reference (the "Waterfall").

4.1.2.2. Net Proceeds shall be allocated Fifty Percent (50%) to the Class A Member and Fifty Percent (50%) to the Class B Members and Class C Members based on the percentage that his or her Capital Account bears to the aggregate Capital Accounts of all Class B Members and Class C Members (Investor Pool).

4.1.2.3. Within each Class of Membership, each Member shall be distributed their respective percentage interest of Net Proceeds. The percentage interest of the Class A Member shall be the percentage indicated in the confidential records of the Company and each Member's Membership Interest Purchase Agreement. As amongst the Class B Members and Class C Members, the percentage interest of each Class B Member and Class C Member shall be the percentage that his or her Capital Account bears to the aggregate Capital Accounts of all Class B Members and Class C Members (Investor Pool).

4.1.2.4. The Manager(s) shall have the right to allocate to parties furnishing rights, monies/other consideration or services to the Picture (including, without limitation, to the Manager(s) in their capacities other than as Manager(s) of the Company) a participation in the Class A Members' share of Net Proceeds.

4.1.2.5. In accordance with the Law, Members may, under certain circumstances, be required to return to the Company, for the benefit of Company creditors, amounts previously distributed to them. Specifically, a Member may be liable to return a distribution if such Member knows, at the time of said distribution, that the liabilities of the Company (other than liabilities to Members on account of their membership interest and liabilities for which recourse of creditors is limited to specified property of the Company) exceed the fair market value of the assets of the Company, after giving effect to such distribution.

4.2 Regulatory Allocations. The attached Exhibit B is incorporated by reference and contains the applicable Regulations under the Code.

4.3. Liquidation and Dissolution.

4.3.1 If the Company is liquidated, the assets of the Company shall be distributed to the Economic Interest Holders in accordance with the provisions of Section 4.1.2.

4.3.2 No Economic Interest Holder shall be obligated to restore a Negative Capital Account.

4.4. General.

4.4.1 Except as otherwise provided in this Agreement, the Managers shall determine the timing and amount of all distributions.

4.4.2 If any assets of the Company are distributed in kind to the Economic Interest Holders, those assets shall be valued on the basis of their fair market value, and any Economic Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Economic Interest Holders so entitled. Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Managers. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.1.1 and shall be properly credited or charged to the Capital Accounts of the Economic Interest Holders prior to the distribution of the assets in liquidation pursuant to Section 4.3.

4.4.3. All Profit and Loss shall be allocated, and all distributions shall be made to the Persons shown on the records of the Company to have been Economic Interest Holders as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal during the taxable year, the Profit and Loss shall be allocated between the original Economic Interest Holder and the successor on the basis of the number of days each was an Economic Interest Holder during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to a Capital Transaction or to any other extraordinary nonrecurring items of the Company.

4.4.4. The Managers are hereby authorized, upon the advice of the Company's tax counsel, to amend this Section 4 to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to an Economic Interest Holder without the Economic Interest Holder's prior written consent.

5.   **Management: Rights, Powers, and Duties.**

5.1. <u>Management</u>. Management of the Company shall be vested in one or more Manager(s). The Class A Member shall have the exclusive right to appoint one or more Managers. Class B Members and Class C Members have no voting rights as to the appointment of Managers. A Manager need not be a Member. The initial Manager shall be Remington Smith. If a Manager resigns or is unable or unwilling to act as such, the Class A Member, in its/his sole discretion, shall have the right to appoint a replacement.

5.1.1. <u>General Powers</u>. The Managers shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated, and to make all decisions affecting such business and affairs, including, without limitation, for Company purposes, the power to:

5.1.1.1. abandon production or marketing of the Picture at any time for any reason;

5.1.1.2. acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible;

5.1.1.3. construct, operate, maintain, finance, and improve, and to own, sell, convey, assign, mortgage, or lease any real estate and any personal property;

5.1.1.4. sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business;

5.1.1.5. enter into agreements and contracts and to give receipts, releases, and discharges;

5.1.1.6. purchase liability and other insurance to protect the Company's properties and business;

5.1.1.7. borrow money for and on behalf of the Company, and, in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Company;

5.1.1.8. execute or modify leases with respect to any part or all of the assets of the Company;

5.1.1.9. prepay, in whole or in part, refinance, amend, modify, or extend any mortgages or deeds of trust which may affect any asset of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals, or modifications of such mortgages or deeds of trust;

5.1.1.10. execute any and all other instruments and documents which may be necessary or in the opinion of the Managers desirable to carry out the intent and purpose of this Agreement, including, but not limited to, documents whose operation and effect extend beyond the term of the Company;

5.1.1.11. make any and all expenditures which the Managers, in their sole discretion, deem necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, all legal, accounting and other related expenses incurred in connection with the organization and financing and operation of the Company;

5.1.1.12. enter into any kind of activity necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company; and

5.1.1.13. invest and reinvest Company reserves in short-term instruments or money market funds.

5.1.2 <u>Extraordinary Transactions</u>. Notwithstanding anything to the contrary in this Agreement including but not limited to the nonvoting status of the Class B Members, the Managers shall not undertake any of the following without the approval of two-thirds (66.6%) of the Class B Members' and Class C Members' (represented through the Class C Lead Investor) interests:

5.1.2.1. the Company's borrowing of more than $1,000,000;

5.1.2.2. the Company's engaging in business in any jurisdiction which does not provide for the registration of limited liability companies;

5.1.2.3. approval of a merger or consolidation of the Company with or into another LLC or other business entity; and

5.1.2.4. amending the Articles of Organization (except as permitted in the Law).

5.1.3. Meetings of and Voting by Managers.

5.1.3.1. The presence of a majority of the Managers then in office shall be necessary to constitute a quorum for any meeting, and sufficient for the transaction of business. Any acts of a majority of those present at a meeting, at which there is a quorum, shall be the act of the Managers, except as otherwise specifically provided by the Law, the Articles of Organization or this Agreement.

5.1.3.2. Any action required or permitted to be taken by the Managers or any committee thereof may be taken without a meeting if all of the Managers consent in writing to the adoption of a resolution authorizing the action.

5.1.3.3. Any one or more of the Managers may participate in a meeting by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other, and participation in a meeting pursuant to this paragraph shall constitute presence in person at such meeting.

5.1.3.4. The foregoing quorum and voting formalities shall not be required with respect to production activities relating to the Picture.

5.2 Management Compensation.

5.2.1. The Managers shall not receive any commission for the sale of any Interests to a Class B Member; provided, that the Managers reserve the right to seek the assistance of brokers, financial planners, finders, advisors or others in selling Interests aggregating not less than Fifty Thousand Dollars and No Cents ($50,000.00), and to pay any such person a commission, to be separately negotiated, so long as such commission shall not exceed Ten Percent (10%) of the actual aggregate Capital Contributions made through such person's services.

5.2.2. Except as otherwise indicated in this Agreement, the Managers may not be paid a management fee for their services as managers of the Company.

5.2.3. Any one of the Managers, on behalf of the Company, may enter into agreements (except with regard to investment of Company funds) with themselves or with related parties, to provide products or services to the Company, provided that those agreements are made on terms which are as least a favorable to the Company as those which could be generally obtained from nonaffiliated third parties providing comparable products and services. In particular, the Manager contemplates being engaged to act as producer, director and writer of the Picture and shall be entitled to receive compensation for such services.

5.3. Meetings of and Limited Voting by Members.

5.3.1. With reference to Section 5.1.2, a meeting of the Class B Members and the Class C Lead Investor may be called at any time by the Managers. Meetings of Class B Members shall be held at the Company's principal place of business, at any other place in the City of Louisville, Kentucky designated by the Managers calling the meeting, or via teleconference. Not less than ten (10) nor more than sixty (60) days before each meeting, the Managers calling the meeting shall give written notice of the meeting to each Class B Member and the Class C Lead Investor entitled to vote at the meeting. The notice shall state the place, date, hour, and purpose of the meeting. Notwithstanding the foregoing provisions, each Class B Member and the Class C Lead Investor who is entitled to notice waives notice if before or after the meeting the Class B Member or the Class C Lead Investor signs a waiver of the notice which is filed with the records of Class B Members' and the Class C Lead Investor meetings, or is present at the meeting in person or by proxy without objecting to the lack of notice. Unless this Agreement provides otherwise, at a meeting of Class B Members and the Class C Lead Investor, the presence in person or by proxy of Class B Members and the Class C Lead Investor holding not less than a majority (over Fifty Percent (50%)) of the Percentages then held by Class B Members and the Class C Lead Investor constitutes a quorum. A Class B Member may vote either in person or by written proxy signed by the Class B Member or by the Class B Member's duly authorized attorney in fact. The Class C Lead Investor may vote in person or by the Class C Lead Investor's duly authorized attorney in fact.

5.3.2. Except as otherwise provided in this Agreement and notwithstanding the nonvoting status of the Class B Members, the affirmative vote of two-thirds (66.6%) of the Class B Members' interests and Class C Members' interests, as represented through the vote of the Class C Lead Investor, shall be required to approve any matter coming before the Class B Members and Class C Lead Investor.

5.3.3. In lieu of holding a meeting, the Class B Members and Class C Lead Investor may vote or otherwise take action by a written instrument indicating the consent of two-thirds (66.6%) of the collective interests of Class B Members' and Class C Members', as represented through the vote of the Class C Lead Investor. No written consent shall be effective to take such action unless within sixty (60) days of the earliest dated consent delivered in accordance with the Law, signed consents sufficient to take such action have been likewise delivered. If such consent is not unanimous, prompt notice shall be given to those Class B Members and Class C Lead Investor who have not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

5.4 Limitation on Authority of Members.

5.4.1. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member.

5.4.2. This Section 5.4 supersedes any authority granted to the Members pursuant to the Law. Any Member who takes any action or binds the Company in violation of this Section 5.4 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

5.5. <u>Personal Service</u>. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Managers, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

5.6. Duties of Parties.

5.6.1. The Managers shall devote such time to the business and affairs of the Company as is necessary to carry out the Managers' duties set forth in this Agreement.

5.6.2. Except as otherwise expressly provided in Section 5.4, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of their respective Affiliates) to maintain, expand, or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.6.3. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertakings shall be at arm's length and on commercially reasonable terms.

5.7. Liability and Indemnification.

5.7.1. The Managers shall not be liable, responsible, or accountable, in damages or otherwise, to any Member or to the Company for any act performed by the Managers within the scope of the authority conferred on the Managers by this Agreement, except for fraud, bad faith, gross negligence, or an intentional breach of this Agreement.

5.7.2. The Company shall indemnify the Managers for any act performed by the Managers within the scope of the authority conferred on the Managers by this Agreement, except for fraud, bad faith, gross negligence, or an intentional breach of this Agreement.

5.8. Power of Attorney.

5.8.1. Grant of Power. Each Member constitutes and appoints the Managers as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Member's name, place, and stead, to make, execute, sign, acknowledge, and file:

5.8.1.1. one or more Articles of Organization;

5.8.1.2. all documents (including amendments to Articles of Organization) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement;

5.8.1.3. any and all other certificates or other instruments required to be filed by the Company under the laws of the Commonwealth of Kentucky or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the Commonwealth of Kentucky;

5.8.1.4. one or more fictitious or trade name certificates; and

5.8.1.5. all documents which may be required to dissolve and terminate the Company and to cancel its Articles of Organization.

5.9 Irrevocability. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the Transfer of an Economic Interest, except that if the transferee is admitted as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses that may be available to contest, negate, or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

6. **Transfer of Interests and Withdrawal of Members.**

6.1 Transfers. No Member may Voluntarily Transfer all, or any portion of, or any interest or rights in, the Membership Interest owned by the Member, without the prior written consent of the Managers, which consent may be withheld for any reason or for no reason. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The voluntary Transfer of any Membership Interests, including Economic Interests, in violation of the prohibition contained in this Section 6.1 shall be deemed invalid, null and void, and of no force or effect. Any Person to whom Membership Interests are attempted to be transferred in violation of this Section 6.1 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company, or have any other rights in or with respect to the Membership Interests.

6.2 Voluntary Withdrawal Prohibited. A member may not voluntarily withdraw from the Company or assign all or part of his or her Membership Interest prior to the dissolution and winding up of the Company, without the prior written consent of the Managers, which consent may be withheld for any reason or for no reason. Any such attempted withdrawal or assignment shall be null and void but the Company shall be entitled to relief for the damages caused by any attempts to withdraw or assign.

6.3 <u>Involuntary Withdrawal</u>. Immediately upon the occurrence of an Involuntary Withdrawal, the successor of the Withdrawn Member shall thereupon become an Economic Interest Holder, but shall not become a Member. If the Company is continued as provided in Section 7.1.5, the successor Economic Interest Holder shall have all the rights of an Economic Interest Holder, but shall not be entitled to receive in liquidation of the Economic Interest, the fair market value of the Member's Economic Interest as of the date the Member Involuntarily withdrew from the Company.

7. Dissolution, Liquidation, and Termination of the Company.

7.1. <u>Events of Dissolution</u>. The Company shall be dissolved upon the happening of any of the following events:

7.1.1. when the period fixed for its duration in Section 2.4 has expired;

7.1.2. the sale of all or substantially all of the assets of the Company;

7.1.3. the entry of a decree of judicial dissolution under the Law;

7.1.4. upon the written agreement of the Class A Members holding two-thirds (⅔) or more of the Percentages then held by Class A Members; or

7.1.5. the occurrence of an Involuntary Withdrawal by a Class A Member, unless remaining Class A Members holding two-thirds (⅔) or more of the Percentages then held by Class A Members, within ninety (90) days after the occurrence of the Involuntary Withdrawal, elect to continue the business of the Company pursuant to the terms of this Agreement.

7.2. <u>Procedure for Winding Up and Dissolution</u>. If the Company is dissolved, the Managers shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Economic Interest Holders who are creditors, in satisfaction of the liabilities of the Company, and then to the Economic Interest Holders in accordance with Section 4.3.

7.3. <u>Filing of Articles of Dissolution</u>. If the Company is dissolved, the Managers shall promptly file Articles of Dissolution with the Secretary of State. If there are no Managers, then the Articles of Dissolution shall be filed by the remaining Members; if there are no remaining Members, the Articles shall be filed by the last Person to be a Member; if there are neither Managers, remaining Members, or a Person who last was a Member, the Articles shall be filed by the legal or personal representatives of the Person who last was a Member.

8. Books, Records, Accounting, and Tax Elections.

8.1. <u>Bank Accounts</u>. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Managers shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. Books and Records.

8.2.1. The Managers shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the Company's business. The records shall include, but not be limited to:

8.2.1.1. a current alphabetized list of the names and addresses of all of the Members, as well as the contribution and the share of profits and losses of each Member or information from which such share can be readily derived;

8.2.1.2. if the Company is managed by a manager or managers, a current alphabetized list of the names and addresses of the Managers;

8.2.1.3. a copy of the Articles of Organization and all amendments thereto or restatements thereof, together with executed copies of any powers of attorney pursuant to which any certificate or amendment has been executed;

8.2.1.4. a copy of the Operating Agreement and any amendments thereto and any amended and restated Operating Agreement; and

8.2.1.5. a copy of the limited liability company's federal, state, and local income tax or information returns and reports, if any, for the three (3) most recent fiscal years.

8.2.2. The books and records shall be maintained in accordance with sound accounting practices and shall be available at the Company's principal office for examination by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours.

8.2.3. Each Member shall reimburse the Company for all costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

8.3 <u>Annual Accounting Period</u>. The annual accounting period of the Company shall be its taxable year. The Managers, subject to the requirements and limitations of the Code, shall select the Company's taxable year.

8.4. <u>Reports</u>. Within one hundred twenty (120) days after the end of each taxable year of the Company, the Managers shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a report summarizing the fees and other remuneration paid by the Company to any Member, the Managers (as Manager compensation), or any Affiliate in respect of the taxable year, if applicable. In addition, within one hundred twenty (120) days after the end of each taxable year of the Company, the Managers shall cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year. At the request of any Member, and at the Member's expense, the

Managers shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member.

8.5. <u>Tax Matters Member</u>. A member of the Managers shall be the Company's tax matters Member ("Tax Matters Member"). The Tax Matters Member shall have all powers and responsibilities provided in Code Section 6221, et seq. The Tax Matters Member shall keep all Members informed of all notices from government taxing authorities that may come to the attention of the Tax Matters Member. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Tax Matters Member in performing those duties. A Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax-related administrative or judicial proceeding against any Member, even though it relates to the Company. The Tax Matters Member shall not compromise any dispute with the Internal Revenue Service without the approval of the Members.

8.6. <u>Tax Elections</u>. The Managers shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and elections under Code Section 754. The decision to make or not make an election shall be at the Managers' sole and absolute discretion.

8.7. Title to Company Property.

8.7.1. Except as provided in Section 8.7.2, all real and personal property acquired by the Company shall be acquired and held by the Company in its name.

8.7.2. The Managers may direct that legal title to all or any portion of the Company's property be acquired or held in a name other than the Company's name. Without limiting the foregoing, the Managers may cause title to be acquired and held in its name or in the names of trustees, nominees, or straw parties for the Company. It is expressly understood and agreed that the manner of holding title to the Company's property (or any part thereof) is solely for the convenience of the Company and all of that property shall be treated as Company property.

9. General Provisions.

9.1. <u>Assurances</u>. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Managers deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.2. Amendments.

9.2.1. <u>Amendments Requiring Class B Members' and Class C Members' Consent</u>. Except as provided in the Articles of Organization, no amendment shall be made to this Agreement without the written consent of two-thirds (66.6%) of the Class B Members' and Class C Members' interests, as represented through the vote of the Class C Lead Investor, which amendments (i) increase the obligations of any Class B Member to make Capital Contributions;

(ii) alters the allocation for tax purposes of any items of income, gain, loss, deduction or credit; (iii) alters the manner of computing distributions to any Member; (iv) alters, except as provided in the Law, the voting or other rights of any Class B Member; (v) allows the obligation of a member to make a Capital Contribution to be compromised by consent of fewer than all Members; or (vi) alters the procedures for amendment of this Agreement. The procedures set forth in Section 9.2.3 below shall apply to any amendment referred to in this Section 9.2.1.

9.2.2. Amendments Not Requiring Consent. Amendments may be made to this Agreement by the Class A Member or the Managers, without the consent thereto of any Class B Members (i) to add to the representations, duties or obligations of the Managers or surrender any right or power granted to the Managers herein, for the benefit of or not adverse to the Class B Members; (ii) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (iii) to delete or add any provision required to be deleted or added by the staff of the Securities and Exchange Commission or any other federal agency having jurisdiction over the Company or by any state "blue sky" administrator or commissioner, which addition or deletion is deemed by such commission, agency or authority to be for the benefit or protection of the Class B Members; and (iv) to reflect admission of additional Class B Members, substituted Class B Members, additional Class A Members, successor Class A Members, or the withdrawal of any Member.

9.2.3. Procedures. Subject to the terms of this Agreement, the Class A Member or the Managers may propose any amendments to this Agreement by mailing to each Member a notice describing the proposed amendment (an "Amendment Notice") and a form to be returned by each Member indicating his or her approval or opposition to its adoption. Each Amendment Notice shall include the text of the proposed amendments, which shall have been approved in advance by counsel for the Company. If, within twenty (20) days after any Amendment Notice has been mailed, the Managers has not received written opposition to such amendments by two-thirds (66.6%) of the Class B Members' interest and Class C Members' interests, as represented through the vote of the Class C Lead Investor, the Class B Members or Class C Lead Investor not responding thereto with a written opposition shall be deemed to have consented to such amendments, which shall become effective as of the date specified in the Amendment Notice; provided, that the period shall be thirty (30) days for any of the amendments referred to in subsection 9.2.1.

9.3. Notifications. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "Notice") required or permitted under this Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested or by facsimile transmission, provided receipt is actually acknowledged by the Member or Member's agent. Any notice to be given hereunder by the Company shall be given by the Managers. A notice must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees. A notice sent by facsimile is deemed given when receipt is acknowledged.

9.4. <u>Specific Performance</u>. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9.5. <u>Complete Agreement</u>. Except with respect to the employment agreement contemplated in Section 5.2.4, this Agreement constitutes the complete and exclusive statement of the agreement among the Members with respect to the subject matter thereof. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. Except as expressly provided otherwise herein, this Agreement may not be amended without the written consent of two-thirds (66.6%) of the Class B Members' interests and Class C Members' interests, as represented through the vote of the Class C Lead Investor.

9.6. <u>Applicable Law</u>. All questions concerning the construction, the internal law, not the law of conflicts, of the Commonwealth of Kentucky, shall govern validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

9.7. <u>Section and Section Titles</u>. The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.8. <u>Binding Provisions</u>. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

9.9. <u>Exclusive Jurisdiction and Venue</u>. Any suit involving any dispute or matter arising under this Agreement may only be brought in a federal or state court located in Louisville, Jefferson County, Kentucky. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

9.10. <u>Terms</u>. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

9.11. <u>Separability of Provisions</u>. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement that are valid.

9.12. <u>Counterparts</u>. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

9.13. <u>Estoppel Certificate</u>. Each Member shall, within ten (10) days after written request by the Managers, deliver to the requesting Person a Certificate stating, to the Member's knowledge, that (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the Certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the Certificate is not received within that ten (10) day period, the Managers shall execute and deliver the Certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in Section 5.

<u>SIGNATURE PAGE TO FOLLOW</u>

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed, under seal, as of the date set forth hereinabove.

CLASS A MEMBER
Filmsmith Productions, LLC

By: *Remington Smith*   Date: 02/16/2023
Remington Smith

Exhibit "A"
to the
Operating Agreement of
Against Sunrise, LLC

Meaning of Defined Terms

For purposes of the Operating Agreement of Against Sunrise, LLC, the following capitalized terms shall have the meanings specified:

"Adjusted Capital Account Deficit" means, with respect to any Economic Interest Holder, the deficit balance, if any, in the Economic Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) the deficit shall be decreased by the amounts which the Economic Interest Holder is obligated to restore pursuant to Section 4.3.2 or is deemed obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c); and

(ii) the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)-(d)(4), (5), and (6).

"Adjusted Capital Balance" means, as of any day, an Economic Interest Holder's total Capital Contributions less all amounts actually distributed to the Economic Interest Holder pursuant to Section 4.3 hereof. If any Economic Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent the Adjusted Capital Balance relates to the Economic Interest transferred.

"Adjusted Gross Proceeds" means Gross Proceeds remaining after payment of sales agent fees (if any), and residuals and health and pension payments payable for any guild/union personnel engaged on the Picture. Adjusted Gross Proceeds shall be allocated and paid as set forth in the final agreed waterfall for the Picture (as it may be amended from time to time) (the "Waterfall"), attached hereto as Exhibit C and incorporated herein by this reference.

"Affiliate" means, with respect to any Member, any Person: (i) which owns more than fifty percent (50%) of the voting interests in the Member; or (ii) in which the Member owns more than fifty percent (50%) of the voting interests; or (iii) in which more than fifty percent (50%) of the voting interests are owned by a Person who has a relationship with the Member described in clause (i) or (ii) above or who otherwise controls, is controlled by, or under common control with, another person.

"Agreement" means this Operating Agreement, as amended from time to time.

"Capital Account" means the account to be maintained by the Company for each Economic Interest Holder in accordance with the following provisions:

(i) an Economic Interest Holder's Capital Account shall be credited with the Economic Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the

Economic Interest Holder (or which are secured by Company property distributed to the Economic Interest Holder), the Economic Interest Holder's distributive share of Profit and any item in the nature of income or gain specially allocated to the Economic Interest Holder pursuant to the provisions of Section 4 (other than Section 4.2.3); and

(ii) an Economic Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Economic Interest Holder, the amount of any liabilities of the Economic Interest Holder assumed by the Company (or which are secured by property contributed by the Economic Interest Holder to the Company), the Economic Interest Holder's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Economic Interest Holder pursuant to the provisions of Section 4 (other than Section 4.2.3).

(iii) If any Economic Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Economic Interest. If the book value of Company property is adjusted pursuant to Section 4.2.3, the Capital Account of each Economic Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Economic Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"**Capital Contribution**" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"**Capital Proceeds**" means the gross receipts received by the Company from a Capital Transaction.

"**Capital Transaction**" means any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds.

"**Class C Lead Investor**" means the individual who has been appointed through the combined agreement of Against Sunrise, LLC and WeFunder Inc. who will exercise all voting rights with respect to the securities issued by the Class C Membership Interest Purchase Agreement and will take any actions in connection with such voting rights on behalf of the Purchaser, in accordance with the Lead Investor Power of Attorney.

"**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"**Company**" means the limited liability company formed in accordance with this Agreement.

"**Economic Interest**" means a Person's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"**Economic Interest Holder**" means any Person who holds an Interest, whether as a Member or an unadmitted assignee of a Member.

"**Gross Proceeds**" means any and all amounts received by or on behalf of Company or Company's sales agents from the exploitation of the Picture and all rights therein and elements thereof (other than funds used for the production of the Picture), in any and all manner and media, now known or hereafter devised, and from all related ancillary rights, including without limitation all forms of theatrical, video-on-demand, Internet streaming/downloading, television, home video, merchandising and interactive products, in all languages, worldwide, in perpetuity. Gross Proceeds shall be allocated and paid as set forth in the Waterfall.

"**Involuntary Withdrawal**" means, with respect to any Member, the occurrence of any of the following events:

(i) the Member makes an assignment for the benefit of creditors;

(ii) the Member files a voluntary petition of bankruptcy;

(iii) the Member is adjudged bankrupt or insolvent or there is entered against the Member an order for relief in any bankruptcy or insolvency proceeding;

(iv) the Member files a petition seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation;

(v) the Member seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or liquidation of the Member or of all or any substantial part of the Member's properties;

(vi) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding described under "Involuntary Withdrawal";

(vii) any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, continues for one hundred twenty (120) days after the commencement thereof, or the appointment of a trustee, receiver, or liquidator for the Member or all or any substantial part of the Member's properties without the Member's agreement or acquiescence, which appointment is not vacated or stayed for one hundred twenty (120) days or, if the appointment is stayed, for one hundred twenty (120) days after the expiration of the stay during which period the appointment is not vacated;

(viii) if the Member is an individual, the Member's death, incapacity, or adjudication by a court of competent jurisdiction as incompetent to manage the Member's person or property;

(ix) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(x) if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(xi) if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(xii) if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company.

"Law" means the Limited Liability Company Law of the Commonwealth of Kentucky, as amended from time to time.

"Managers" means the Persons designated as such in Section 5.

"Member" means each Person signing this Agreement and any Person who subsequently is admitted as a member of the Company.

"Membership Interest" means all of the rights of a Member in the Company, including a Member's: (i) Economic Interest; (ii) right to inspect the Company's books and records; (iii) right to participate in the management of and vote on matters coming before the Company, if any; and (iv) to the extent specifically provided in this Agreement or the Articles of Organization, right to act as an agent of the Company.

"Member Loan Nonrecourse Deductions" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

"Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Economic Interest Holder in a manner consistent with the Regulations under Code Section 704(b).

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Net Proceeds" means the balance of Adjusted Gross Proceeds remaining after: (i) payment of reasonable, documented, third party, out-of-pocket expenses that are incurred in connection with the delivery, marketing, and distribution of the Picture; (ii) payment of Company operating expenses; (iii) recoupment by Class B Members of One Hundred Fifteen Percent (115%) of their Capital Contributions; and (iv) payment of deferred compensation (if any), all as set forth in of the Waterfall. Net Proceeds shall be allocated and paid as set forth in Section 4.1.2 of this Agreement (and as set forth in the Waterfall).

"Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

"Nonrecourse Liability" means any liability of the Company with respect to which no Member has personal liability, as determined in accordance with Code Section 752 and the Regulations promulgated thereunder.

"Percentage" means, as to a Member, the percentage set forth after the Member's name, as amended from time to time, in the confidential records of the Company and each Member's Membership Interest Purchase Agreement and as to an Economic Interest Holder who is not a Member, the Percentage of the Member whose Economic Interest has been acquired by such Economic Interest Holder, to the extent the Economic Interest Holder has succeeded to that Member's Economic Interest.

"Person" means and includes an individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

"Positive Capital Account" means a Capital Account with a balance greater than zero.

"Profit" and **"Loss"** means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss; and

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss; and

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss; and

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes; and

(v) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.2 hereof shall not be taken into account in computing Profit or Loss.

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Transfer" means, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means to sell, hypothecate, pledge, assign, or otherwise transfer.

"Voluntary Withdrawal" means a Member's disassociation with the Company by means other than a Transfer or an Involuntary Withdrawal.

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Exhibit "B"
to the
Operating Agreement
of
Against Sunrise, LLC

Regulatory Allocations

A. Qualified Income Offset. No Economic Interest Holder shall be allocated Losses or deductions if the allocation causes the Economic Interest Holder to have an Adjusted Capital Account Deficit. If an Economic Interest Holder receives (1) an allocation of Loss or deduction (or item thereof) or (2) any distribution, which causes the Economic Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Economic Interest Holder, before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the excess as quickly as possible. This Paragraph A is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

B. Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3), and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Economic Interest Holder, prior to any other allocation pursuant to Section 4 of the Agreement, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Economic Interest Holder's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Paragraph B shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Paragraph B shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

C. Contributed Property and Book-ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-l(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Economic Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

D.   Code Section 754 Adjustments. To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Economic Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

E.   Nonrecourse Deductions. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Economic Interest Holders in proportion to their Percentages.

F.   Member Loan Nonrecourse Deductions. Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Economic Interest Holder who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Regulation Section 1.704-2(b).

G.   Guaranteed Payments. To the extent any compensation paid to any Member by the Company, is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c) or is not paid to the Member other than in the Person's capacity as a Member within the meaning of Code Section 707(a), the Member shall be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Member's Capital Account shall be adjusted to reflect the payment of that compensation.

H.   Unrealized Receivables. If an Economic Interest Holder's Economic Interest is reduced (provided the reduction does not result in a complete termination of the Economic Interest Holder's Economic Interest), the Economic Interest Holder's share of the Company's "unrealized receivables" and "substantially appreciated inventory" (within the meaning of Code Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Profit otherwise allocable upon a liquidation or dissolution of the Company pursuant to Section 4.3 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Economic Interest Holder, be specially allocated among the Economic Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture. Any questions as to the aforesaid allocation of ordinary income (recapture), to the extent such questions cannot be resolved in the manner specified above, shall be resolved by the Managers.

I.   Withholding. All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Economic Interest Holders for all purposes under this Agreement.

Exhibit "C"
to the
Operating Agreement
of
Against Sunrise, LLC

Gross Proceeds from the Picture shall be allocated and paid as follows:

1.   Sales Agent Fees (if any); and
2.   Guild/Union Residuals (if any).

Adjusted Gross Proceeds, i.e., the balance of Gross Proceeds remaining after payment of the foregoing, shall be allocated and paid as follows, in the given order:

1.   Picture-Related Expenses.
   a.   Payment of ongoing expenses from production and distribution of the Picture (e.g., post-production costs, delivery expenses); and
   b.   Company operating expenses (e.g., state taxes, legal and accounting fees).
2.   Investor (Class B and Class C) Recoupment: One Hundred Percent (100%) to Class B Members and Class C Members, simultaneously, until they have recouped their capital contributions plus:
   a.   a Fifteen Percent return for Class B Members, on a pro rata and pari passu basis;
   b.   A Fifteen Percent return for Class C Members, who have met the requirements of Section 3.3.4, on a pro rata and pari passu basis;
   c.   A Ten Percent return for Class C Members, who have not met the requirements of Section 3.3.4, on a pro rata and pari passu basis.
3.   Deferred compensation (if any), not to exceed $50,000.00***.
4.   Net Proceeds.
   a.   Fifty Percent (50%) to Class A Members and any Class A net proceeds participants, in accordance with their respective percentage of Class A Membership Interests/participations; and
   b.   Fifty Percent (50%) to Class B Members and Class C Members, in accordance with their respective percentage of Class B and Class C Membership Interests.

***If the aggregate Capital Contributions are closer to the Minimum Amount than the Maximum Amount (as these terms are defined in the Operating Agreement), some personnel working on the film may be willing to defer part or all of their fees in order to maximize production funds.